  Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

High Tide Inc. (the “Company” or “High Tide”)
Unit 112, 11127 - 15 Street N.E.

Calgary, Alberta T3K 2M4

Item 2: Date of Material Change

July 31, 2024

Item 3: News Release

A news release was issued and disseminated via CNW Group Ltd. d/b/a Canada Newswire on August 2, 2024, a copy of which was filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

On August 2, 2024, High Tide announced the initial closing of the $10 million initial tranche (the “Initial Tranche”) of its previously disclosed subordinated debt facility of $1,000 principal subordinate secured debentures of the Company (each, a “Debenture”) for aggregate gross proceeds of $15 million (the “Facility”) at a price of $900 per Debenture, pursuant to subscription agreements with arm’s length institutional credit providers (collectively, the “Lenders”).

Item 5.1: Full Description of Material Change

On August 2, 2024, the Company closed the Initial Tranche of its Facility. The Debentures will mature on July 31, 2029, and bear interest at a fixed rate of 12% per annum on drawn amounts, payable quarterly. The Debentures are governed by the terms and conditions of a debenture trust indenture between the Company and Olympia Trust Company in its capacity as trustee and collateral agent. The Company may redeem the Debentures at any time prior to maturity, in whole or in part, upon sixty days’ notice and payment of certain penalties as applicable. The Company’s obligations under the Debentures are collaterally secured by general security and guarantee agreements from the Company and certain subsidiaries of the Company and rank in second position to the Company’s existing senior lender.

Pursuant to the terms of the subscription agreements, the Debentures will be drawn in two tranches: (i) $10,000,000 principal amount which has been drawn on the initial closing (the “Initial Tranche”) and (ii) $5,000,000 in November 2024 (the “Final Tranche”). The Final Tranche, until drawn, will be subject to a 1% per annum standby fee.

In connection with the closing of the Initial Tranche, the Company issued an aggregate of 230,760 common shares of the Company (each a “Common Share”) at a price of $3.47 per Common Share to the Lenders. The TSX Venture Exchange (the “TSXV”) has conditionally approved the issuance of the Common Shares. Issuance of the shares will be subject to the Company fulfilling all of the listing requirements of the TSXV for its final approval.

Ventum Capital Markets is acting as financial advisor to the Corporation in connection with arranging the Facility.

All Debentures and Common Shares issued pursuant to the Facility will be subject to a statutory hold period of four months plus one day from the date of issuance in accordance with applicable securities legislation in Canada and restrictions on resale in the United States with applicable U.S. restrictive legends as required pursuant to theUnited States Securities Act of 1933, as amended.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Raj Grover

President, Chief Executive Officer, and Director

T: 403-770-9435

Email: raj@hightideinc.com

Item 9: Date of Report

August 9, 2024